As filed with the Securities and Exchange Commission on February 19, 2010

Registration number 333-164982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENERGIZER RESOURCES INC.

Nevada	1000	20-0803515
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

520 – 141 Adelaide St. W., Toronto, Ontario Canada	M5H 3L5
(Address of principal executive offices)	(Zip Code)
Small business issuer’s telephone number, including area code: (416) 364-4986

Amended and Restated 2006 Stock Option Plan of Energizer Resources Inc.

 (Full title of the plan)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Jill Arlene Robbins

525 93 Street

Surfside, Florida 33154

Telephone: 305.531.1174

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non–accelerated filer. See definition of “accelerated filer large accelerated filer” and “Smaller reporting company” in Rule 12b–2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non–Accelerated filer  ☐   Smaller reporting company ☒

EXPLANATORY NOTE

This Post-Effective Amendment (this “Post-Effective Amendment”) constitutes Post-Effective Amendment No. 1 to the Registration Statement on Form S-8, Registration No. 333-164982, filed on February 19, 2010 with the Securities and Exchange Commission. This Post-Effective Amendment is being filed solely to include information relating to the resale of control securities acquired by the named selling shareholder listed under the “Selling Shareholder” section of the prospectus. The selling shareholders have acquired the securities pursuant to the Amended and Restated 2006 Stock Option Plan of Energizer Resources Inc.  The reoffer prospectus contained herein has been prepared in accordance with the requirements of Part I of Form S-3 and, pursuant to General Instruction C of Form S-8, may be used for reoffers or resales of the shares that have been or will be acquired by the selling shareholder.

The inclusion of the individuals listed under the “Selling Shareholders” section of the prospectus does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by the selling shareholders at their sole discretion and such individuals are listed as a selling shareholder solely to register the shares that they have received or will receive under the Amended and Restated 2006 Stock Option Plan of Energizer Resources Inc.

Part I

SECTION 10(a) PROSPECTUS

This prospectus covers the offer and resale of up to 9,245,000 common shares, par value $0.001 per share, of Energizer Resources Inc., a Minnesota corporation, of the 17,000,000 common shares previously registered on Form S-8,  which may be offered and sold from time to time by certain officers and directors of the Company who have acquires shares pursuant to the Amended and Restated 2006 Stock Option Plan of Energizer Resources Inc.  (the “Plan”).

The common shares may be sold from time to time by the selling shareholders or by their pledgees, donees, transferees or other successors in interest. Such sales may be made on the Over-the-Counter Bulletin Board (the “OTCBB”) or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. We will not receive any of the proceeds from the sale of these common shares (except pursuant to an exercise of options to purchase common shares under the Plan), although we have paid the expenses of preparing this prospectus and the related registration statement.

The closing sales price of our common shares on June 22, 2010 as reported by the OTCBB was $0.22.

You should read this prospectus carefully before you invest. Investing in the common shares offered hereby involves significant risks. For more information, please see the section of this prospectus titled “Risk Factors,” beginning on page 10.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Prospectus Summary	5
Forward Looking Statements	25
Risk Factors	25
Use of Proceeds	30
Selling Shareholders	31
Plan of Distribution	32
Where You Can Find More Information	32
Experts	33
Legal Matters	33
Information Incorporated By Reference	33

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THE INFORMATION CONTAINED IN THIS PROSPECTUS, AS WELL AS ANY INFORMATION INCORPORATED BY REFERENCE, IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS OR THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE, AS APPLICABLE. THE COMPANY’S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY HAVE CHANGED SINCE THAT DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

PROSPECTUS SUMMARY

The following is only a summary of some of the information contained or incorporated by reference in this prospectus that we believe to be important. We have selected highlights of material aspects of our business to be included in this summary. We urge you to read this entire prospectus, including the information incorporated by reference in this prospectus. Investing in our common shares involves risks. You should carefully consider the information below referenced under the heading “Risk Factors,” in this prospectus and under that heading in our reports filed with the SEC from time to time.

In this prospectus, “Company,” “our company,” “us,” and “our” refer to Energizer Resources Inc. (formerly Uranium Star Corp.), unless the context requires otherwise.

Company Overview

Energizer Resources Inc. (formerly Uranium Star Corp.) was incorporated in the State of Nevada on March 1, 2004 and reincorporated in the State of Minnesota on May 14, 2008. Our fiscal year-end is June 30. On December 16, 2009, we effected a name change from “Uranium Star Corp” to “Energizer Resources Inc.”. We are an exploration stage company engaged in the search for uranium, gold and other minerals.  We have an interest in properties located in Canada (Province of Québec) and Madagascar.  None of the properties in which we hold an interest has known mineral reserves of any kind at this time.  As such, the work programs planned by us are exploratory in nature.

We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation.

Business Development

UNTIL WE CAN VALIDATE OTHERWISE, THE PROPERTIES OUTLINED BELOW HAVE NO KNOWN MINERAL RESERVES OF ANY KIND AND WE ARE PLANNING PROGRAMS THAT ARE EXPLORATORY IN NATURE.  Further details regarding our  properties, although not incorporated by reference, including the comprehensive geological report prepared in compliance with Canada’s National Instrument 43-101 on our Sagar property in Northern Quebec can be found on our website:  www.energizerresources.com. The comprehensive geological report prepared in compliance with Canada’s National Instrument 43-101 on our Three Horses Property located in Madagascar has been submitted to the SEC and TSX for approval.

Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. We compete with a number of other entities and individuals in the search for, and acquisition of, attractive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than us, we may not in the future be able to acquire attractive properties on terms it considers acceptable.  Furthermore, we compete with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract equity investments and other capital.  Factors beyond our control may affect the marketability of minerals mined or discovered by us.

Sagar Property:  Romanet Horst, Labrador Trough, Québec, Canada

Property Description and Location

The Sagar Property comprises 219 blocks of claims in the Territory of Nunavik, Province of Québec, Canada.  The approximate center of exploration activity is circa 56°22’ N latitude and circa 68° 00’ W longitude.  Details on the individual claims are available on-line at the Government of Québec’s Ministère des Resources Naturelles et de la Faune GESTIM website at https://gestim.mines.gouv.qc.ca.

The area comprising these claims is approximately 6,580 hectares.  In this part of the Province of Québec, claim outlines are predetermined by “map staking.”  Previously staked claims are superimposed upon by the map-staking grid, producing some of the small parcels. There are no carried environmental liabilities on the property. All surface work requires provincial government permits, including camp construction permits. These have been acquired.

Agreement

On May 4, 2006, Virginia Mines Inc. (“Virginia”) and our company entered into a binding agreement whereby we were granted an option to acquire an undivided 75% participating interest in 200 claims constituting the Sagar Property located in the Labrador Trough in Northern Québec.  Under the terms of this agreement, we had the option to earn a 75% interest in the Sagar Property by issuing to Virginia 2,000,000 of our common shares and 2,000,000 of our common share purchase warrants, each warrant entitling Virginia to acquire one of our common shares at a price of US$1.00 for a period of three years from the date of issue thereof, and by incurring total exploration expenditures of $2,000,000 on the Sagar Property by August 2008.  Furthermore, Virginia had the option, at any time, to sell its remaining 25% participating interest in the Sagar Property in consideration for the issue to it of 1,000,000 of our common shares and 1,000,000 our of common share purchase warrants.  The common share purchase warrants shall be exercisable at a price equal to the 20-trading day weighted average closing price preceding the selling date, and shall be valid for a period of two years from the date of issuance.  Upon our earning a 100% interest in the Sagar Property, Virginia shall retain a 1.5% royalty (NSR).  In the event of a gold discovery on the Sagar Property with an NI 43-101 indicated resource of no less than 500,000 ounces, Virginia shall be entitled to exercise a back-in right to re-acquire a 51% interest in the Sagar Property by making a cash payment or issuing common shares equivalent to an amount equal to 250% of the expenditures incurred by us on the Sagar Property at such time.  Upon the exercise of such back-in right, Virginia would become the operator of the Sagar Property.

On February 19, 2007, Virginia exercised its option to sell its 25% remaining interest in the Sagar Property to us and in connection therewith, we issued to Virginia 1,000,000 of our common shares and 1,000,000 of our common share purchase warrants, with each such warrant being exercisable at a price of $1.24 for a period of two years from the date of issuance. As a result of this exercise, we now hold a 100% interest in the Sagar Property, subject to a royalty equal to 1% of net smelter returns on certain claims 0.5% on net smelter returns on other claims owned by Pierre Poisson and Joanne Jones (the "P&J Royalty") (see below), and a royalty in favour of Virginia equal to 1.5% of net smelter returns. Under the agreement with Virginia, we must incur aggregate exploration expenditures of at least $2,000,000 on the Sagar Property on or before August 31, 2008.

The agreement with Virginia is subject to a royalty agreement dated May 27, 1992 (as amended by agreements dated May 10, 1993 and November 3, 1993, collectively, the "Virginia Royalty Agreement") between Virginia Gold Mines Inc. (predecessor to Virginia) and Pierre Poisson and Joanne Jones.  Pursuant to the Virginia Royalty Agreement, Virginia acquired a 100% interest in the Sagar Property, subject to the P&J Royalties.  Pursuant to the Virginia Royalty Agreement, Virginia had the right to buy back half of the 1% net smelter return royalty (0.5%) for $200,000, and half of the 0.5% net smelter return royalty (0.25%) for $100,000, such P&J Royalty repurchase are now held by us.

As at March 31, 2010, we incurred an aggregate of $6,832,279 of exploration expenditures on the Sagar Property.

We are currently up to date with all obligations required to maintain the property in good standing.

FERDERBER CLAIMS

Property Description and Location

We acquired a 100% undivided right, title and interest in and to 19 mining claims (0036315, 0036316, 0036317, 0036318, 0036319, 0036320, 0036321, 0036322, 0036323, 0036324, 0036325, 0036326, 0036327, 0030649, 0030650, 0030640, 0030638, 0030612, 0030613) held by Mr. Peter Ferderber, covering an area of approximately 64 hectares located in the Central Labrador Trough Region of Québec, 13 of which are contiguous to our Sagar Property.

In consideration of our receiving a 100% interest in these claims (free and clear of all encumbrances), subject to any net smelter return royalties, we paid Cdn$6,000, and issued 150,000 shares of our common stock and a warrant exercisable for 75,000 of our common shares, exercisable at $1.00 for a three year period from date of issuance.

Underlying Royalty (NSR)

Mr. Ferderber retains a 1% net smelter return royalty on this property and agreed that we shall have a first right of refusal to purchase the 1% net smelter return royalty should Mr. Ferderber, at his sole discretion, elect to sell the royalty.

Sagar Property and Ferderber Claims Highlights

The following are key features of the Sagar Property:

The geological setting of the property is the northwest trending Romanet Horst within the Labrador Trough. The significant mineral potential of this geological setting is well demonstrated by the abundance and diversity of uranium-gold showings, which range from veins to breccia’s to shear zones. There is also locally significant sedimentary-hosted copper mineralization. The most spectacular mineralization found to date is the 500 x 200 meter Mistamisk boulder field which contains 150 boulders that range up to 640 g/t gold and 4.11% uranium, with 70 tested boulders averaging 64.9g/t gold and 1.3% uranium. The boulders discovered within the Mistamisk boulder field range in length from 0.30 to 2.0 metres. Previous work has not determined the bedrock source of this boulder field.

Copper mineralization has been defined in a number of locations, the most significant being the Dehli-Pacific showing, which has reported 4.2% copper over 7.6 meters within a drill hole that intersected a shear zone along a sediment-gabbro contact.

We are currently up to date with all obligations required to maintain our option in good standing.

MADAGASCAR PROPERTY

Property Description and Location

The Madagascar properties are comprised of mineral permits consisting of 36 “squares”, each square representing approximately 6.25 sq. kilometers. The properties are located in the District of Toliara and are referenced as TN 12,306,P(R); TN 12,814, P(R); TN 12,887 P(R); TN 12,888 P(R); TN 13,020 P(R); TN 13,021 P(R) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees.

490,000 mE
500,000 mE
510,000 mE
520,000 mE
7,380,000 mN
7,370,000 mN
7,360,000 mN
7,350,000 mN
7,340,000 mN
7,330,000 mN
N
S
W
E
TAIGA
Ankilimary
Bevaro
Besatrana-Toby
Ambondro
Beambatry
Ankilimarovahatsy
Bemelo
Andakato
Amboromaneno
Mahasoa
Bohaky-Ambany
Soamidriso
Vohimainty
Vohiposa
Besakoa-Avaratra
Ankotika
Vohimary
Ankazoabo
Betampy
Amboatavo
Analamary
Ankily
Anaviavy-Atsimo
Tsanarena
Mandarano
Besakoa
Soaserana
Ankazotelo
Morafeno
Vohitoka
Lazarivo
Antsohamamy
Ambatomainty
Farezibe
Ampamata
Soakibany
Amboasary
Ankiliabo
Fenoanevo
Betaly
Andranomavo
Beamalo
Anavoha
Soaserapana
Sakoambelomy
Ampandrambe
Ankazota
Mandabe
Fotadrevo
Andoharano
Befamoty
Ankilimalangy
Andranomilitsy
Seta
Antanambao
Tsikoakahitsy
Besakoa
Anivorano
Ambaton
Beampemba
Andranotsiriry-Avaratra
PR13020
PR13021
PR12306
PR12888
PR12887
PR12814
0
5
10
kilometres
WGS84 Zone 38 South
URANIUM STAR

Three Horses Property Boundary

(blue lines are creeks, red lines are property boundary, black lines are seasonal tracks)

Agreement

On August 22, 2007, we entered into a joint venture agreement with Madagascar Minerals and Resources sarl, a company incorporated under the laws of Madagascar. The joint venture, to be known as the “Three Horses Joint Venture”, will be operated through a Madagascar limited liability company in which we will own a 75% undivided interest and Madagascar Minerals will own the remaining 25% interest. The consideration paid to Madagascar Minerals to acquire the 75% stake in the joint venture consisted of:

(i)   a signing fee of $15,000 within 15 days of the properties vesting in the joint venture;

(ii)  a payment of $750,000 within 15 days of the properties vesting in the joint venture  and

(iii) the issuance of 1,250,000 of our common shares and 500,000 of our share purchase warrants within 30 days of the properties vesting in the company created for the joint venture under Madagascar law.

 Each share purchase warrant is exercisable at $1.00 per share for a period of 2 years from the date of issuance.

In the event that a joint venture party’s interest in the joint venture is diluted below 10%, then that interest will be exchanged with the majority shareholder for a 2% net smelter return.  Furthermore, that royalty may be acquired by the remaining joint venture party as follows:

(i) the 1st 1% at US$1,000,000 in cash or our common shares; and

(ii) the 2nd  1% at US$ 1,500,000 in cash or our common shares;

both at the option of the remaining shareholder.

On July 9, 2009, our company entered into a definitive agreement to acquire the remaining 25% interest of the “Three Horses Joint Venture” for cash consideration of $100,000. On acquisition of the remaining 25% the joint venture with MMR was terminated.  MMR retains a 2% net smelter return ("NSR").  The NSR on this 25% interest portion may be acquired by us at a price of $500,000 in cash or shares of our common stock for the first 1% and at a price of $1,000,000 in cash or shares of our common stock for the second 1% at our option.

Exploration Programs

The Green Giant Property (formerly called the Three Horses Property), consists of 31 squares, covering an area of approximately 194 square kilometres, and displays extensive gossan outcroppings at surface. An examination of part of the Property revealed several large areas covered with gossanous boulders which are believed to overlie massive sulphide mineralization.

All phases of the exploration projects have been managed by Taiga Consultants Ltd. of Calgary.

We conducted a first phase of exploration from September to November 2007 for the Three Horses Joint Venture, which included the following activities:

• Stream Sediment sampling of all stream on the property area

• Detailed Geological mapping over selected startigraphic horizons

• Reconnaissance geological mapping over the entire property

• Soil sampling over selected target areas

• Prospecting over selected target areas.

• Limited trenching over selected targets

• Construction of a cinder block base camp

• Construction of a one kilometre long surfaced airstrip

• Repair and surfacing of the access road from base camp to the airstrip

• Airborne geophysical surveying over the Three Horses property by Fugro Airborne Surveys Limited

In the latter part of March 2008 to June 2008 a full field exploration program following up on the airborne geophysical survey and results of the 2007 exploration program was implemented. This exploration consisted of the following activities:

• Infill stream sediment sampling

• Detailed Geological mapping over selected stratigraphic horizons

•  Prospecting over selected target areas

• Grid emplacement over selected target areas

• Ground-based magnetometer and frequency domain EM surveys

• Soil sampling over selected target areas

After reviewing the analytical data obtained from the March to June, 2008 program, additional exploration was conducted on the property from July 1 to September 30, 2008 in preparation for a drill program. This exploration consisted of the following activities:

• Infill stream sediment sampling

• Detailed Geological mapping over selected stratigraphic horizons

• Prospecting over selected target areas with the aid of a mobile XRF analyzer

Based on compiled analytical results obtained from the various exploration programs, a drill program was initiated on the property from September 30 to November 24, 2008. This exploration program consisted of the following activities:

• Prospecting over selected target areas with the aid of a mobile XRF analyzer

• Ground-based scintillometer surveying over selected target areas

• Diamond drilling of 31 holes (TH-08-01 to TH-08-31) over 4073.3 metres

497,500 mE
500,000 mE
502,500 mE
505,000 mE
507,500 mE
510,000 mE
7,355,000 mN
7,352,500 mN
7,350,000 mN
7,347,500 mN
7,345,000 mN
7,342,500 mN
7,340,000 mN
7,337,500 mN
7,335,000 mN
N
TH-08-10
TH-08-11
TH-08-12/13
TH-08-14
TH-08-15
TH-08-18
TH-08-17
TH-08-07
TH-08-05/06
TH-08-09
TH-08-08
TH-08-20/21/22
TH-08-02
TH-08-23
TH-08-29
TH-08-31
TH-08-01/01a
TH-08-30
TH-08-28
TH-08-25
TH-08-04
TH-08-19
TH-08-26/27
TH-08-24
TH-08-03
0
1
2
kilometres

2008 Diamond Drill Hole Locations

Diamond drilling completed in 2008 on the Three Horses Property tested a series of gossans and EM conductors, however no Volcanic Massive Sulphide (VMS) mineralization of significance was encountered. Drilling did confirm the presence of a series of mineral occurrences highly enriched in vanadium and a number of associated anomalous elements which were first seen in stream sediment sampling programs. Due to this unexpected result the focus of exploration shifted to vanadium mineralization part way through the 2008 drill program.

                             Composited Vanadium Mineralization in 2008 Drill Holes

Hole	Depth in Metres			V2O5
	From	To	Interval	%
TH-08-01	103.6	115.8	12.2	0.39
TH-08-02	42.7	109.7	36.6	0.27
incl.	100.6	109.7	9.1	0.36
TH-08-07	27.4	54.9	27.4	0.23
TH-08-11	33.5	39.6	6.1	0.41
TH-08-11	57.9	76.2	18.3	0.37
TH-08-12	30.6	114.3	83.7	0.37
incl.	45.7	61.0	15.2	0.40
incl.	86.9	109.7	22.9	0.47
TH-08-13	38.5	141.7	103.2	0.32
incl.	76.2	141.7	65.5	0.36
incl.	112.8	141.7	27.4	0.45
TH-08-14	12.2	109.7	97.5	0.35
incl.	76.2	91.4	15.2	0.66
TH-08-24	4.6	82.3	77.7	0.67
incl.	12.2	61.0	45.7	0.91
TH-08-25	18.3	48.8	30.5	0.32
TH-08-25	100.6	103.6	3.0	0.47
TH-08-26	9.1	36.6	27.4	0.41
incl.	18.3	27.4	9.0	0.76
TH-08-26	67.1	73.2	6.1	0.53
TH-08-27	9.1	97.5	88.4	0.30
incl.	18.3	29.0	10.7	0.88
TH-08-27	146.3	153.9	6.0	0.50
TH-08-31	15.2	51.8	36.6	0.38
incl.	36.6	48.8	12.2	0.56

Average of Drill Intercepts - 43.9m @ 0.36% V2O5

The serendipitous discovery of potentially economic vanadium mineralization on the property changed the course of the 2008 diamond drilling program.  Through a combination of prospecting, ground based scintillometer surveying, and analysis of airborne radiometrics, five extensive vanadium-bearing trends were identified over the course of the 2008 exploration program.

495,000 mE
497,500 mE
500,000 mE
502,500 mE
505,000 mE
507,500 mE
510,000 mE
N
Vanadium mineralization focused in 5 trends/zones named after Malagasy colours
Fondrana
Mainty
Maitso
Manga
Jaky
0
4.000
kilometers

Vanadium-bearing Trends

Based on positive early indications of the presence of potentially economic grades and volumes of vanadium on the Three Horses Property, another exploration program was initiated on the Green Giant Project in the spring of 2009. The program (completed between April 23 and July 16, 2009) consisted of an extensive X-Ray Fluorescence analysis (XRF) soil sampling program coupled with mechanical trenching and scintillometer surveys over known areas of vanadium enrichment and new areas, defined by the soil XRF survey.

After reviewing the analytical results from the spring 2009 exploration program, an additional exploration program was carried out between September and December 2009. This exploration program involved mechanical trenching, diamond drilling with accompanying litholgical, structural and geotechnical logging, specific gravity determination, point load tests and metallurgical sampling. All work was carried out under a well supervised Quality Assurance and Quality Control program.

The primary aim of the September to December 2009 drill program was to delineate reserves at the Jaky and Manga targets. A total of 8,931 meters (4509.2m in 30 drill holes at the Jaky target and 4422m in 24 drill holes at the Manga target) of diamond drilling was completed. Selected drill holes were oriented with point load test and orientation measurements recorded.

Composited Vanadium Mineralization in 2009 Drill Holes

DDH ID		From (m)	To (m)	V2O5 (%)	Interval (m)
J-01		1.50	25.50	0.65	24.00
J-01		25.5	28.10	0.45	2.60
J-01		28.10	37.50	0.17	9.40
J-01		37.50	42.00	0.40	4.50
J-01		42.00	60.00	0.20	18.00
J-01		60.00	90.00	0.75	30.00
J-01		90.00	97.50	0.36	7.50
J-01		97.50	103.50	0.16	6.00
J-01		111.00	126.00	0.17	15.00
J-01		132.00	136.50	0.32	4.50
J-02		1.80	17.00	0.46	15.20
J-02		17.00	24.50	1.06	7.50
J-02		24.50	38.00	0.37	13.50
J-02		38.00	51.50	0.96	13.50
J-02		51.50	68.00	0.20	16.50
J-02		68.00	69.50	0.64	1.50
J-02		69.50	77.00	0.28	7.50
J-02		86.00	89.00	0.36	3.00
J-03		1.50	22.50	0.57	21.00
J-03	incl.	1.50	9.00	0.65	7.50
J-03	incl.	9.00	16.50	0.44	7.50
J-03	incl.	16.50	22.50	0.65	6.00
J-03		22.50	42.00	0.27	19.50
J-03		42.00	78.00	1.00	36.00
J-03		78.00	93.00	0.15	15.00
J-03		93.00	99.00	0.53	6.00

DDH ID		From (m)	To (m)	V2O5 (%)	Interval (m)
J-03		99.00	102.00	0.20	3.00
J-04		9.00	23.90	0.22	14.90
J-04		23.90	39.10	0.59	15.20
J-04	incl.	27.00	30.50	0.80	3.50
J-04		39.10	76.50	0.24	37.40
J-04		76.50	85.50	0.57	9.00
J-04		85.50	94.50	0.14	9.00
J-04		94.50	103.50	0.41	9.00
J-04		103.50	109.50	0.19	6.00
J-04		119.50	150.00	0.15	30.50
J-04		150.00	153.00	0.82	3.00
J-04		153.00	168.00	0.19	15.00
J-04		196.50	204.00	0.29	7.50
J-04		214.50	219.00	0.40	4.50
J-08		2.00	8.00	0.41	6.00
J-08		8.00	45.00	0.25	37.00
J-08		45.00	56.00	0.49	11.00
J-08		56.00	68.00	0.82	12.00
J-08		68.00	77.00	0.52	9.00
J-08		77.00	86.50	0.17	9.50
J-09		1.50	6.00	0.27	4.50
J-09		6.00	49.50	1.00	43.50
J-09		49.50	52.50	0.55	3.00
J-09		52.50	66.00	0.14	13.50
J-09		66.00	72.00	0.48	6.00
J-09		72.00	93.00	0.17	21.00
J-10		2.00	5.00	0.36	3.00
J-10		5.00	18.50	0.81	13.50
J-10		18.50	26.00	0.44	7.50
J-10		26.00	47.00	0.26	21.00
J-10		47.00	77.00	0.79	30.00
J-10		77.00	81.50	0.36	4.50
J-10		81.50	89.00	0.17	7.50
J-10		101.00	105.50	0.16	4.50
J-10		105.50	108.50	0.53	3.00
J-10		108.50	120.50	0.15	12.00
J-10		120.50	126.50	0.41	6.00
J-11		126.50	138.50	0.16	12.00
J-11		138.50	141.50	0.57	3.00
J-11		141.50	153.50	0.17	12.00

DDH ID	From (m)	To (m)	V2O5 (%)	Interval (m)
J-12	0.50	31.50	0.22	31.00
J-12	31.50	45.00	0.41	13.50
J-12	45.00	54.00	0.73	9.00
J-12	54.00	66.00	0.30	12.00
J-12	66.00	94.50	0.14	28.50
J-12	106.50	109.50	0.51	3.00
J-13	1.60	16.50	0.71	14.90
J-13	16.50	37.50	0.97	21.00
J-13	37.50	57.00	0.20	19.50
J-13	57.00	63.00	0.45	6.00
J-13	63.00	85.50	0.16	22.50
J-14	40.50	70.70	0.17	30.20
J-14	79.50	97.50	0.10	18.00
J-14	120.00	153.00	0.22	33.00
J-14	153.00	156.00	0.62	3.00
J-14	156.00	159.00	0.29	3.00
J-14	159.00	169.50	0.15	10.50
J-15	0.20	3.00	0.35	2.80
J-15	3.00	69.00	0.17	66.00
J-15	87.00	115.50	0.16	28.50
J-15	115.50	118.50	0.60	3.00
J-16	0.00	14.00	0.45	14.00
J-16	14.00	30.50	0.83	16.50
J-16	30.50	38.00	0.48	7.50
J-16	38.00	45.50	0.20	7.50
J-16	51.50	56.00	0.12	4.50
J-16	56.00	60.50	0.49	4.50
J-16	60.50	63.50	0.18	3.00
J-17	2.00	6.50	0.19	4.50
J-17	6.50	11.00	0.42	4.50
J-17	11.00	23.00	0.93	12.00
J-17	23.00	39.50	0.19	16.50
J-17	39.50	45.50	0.48	6.00
J-17	45.50	62.00	0.16	16.50
J-18	1.50	6.50	0.37	5.00
J-18	6.50	20.00	0.21	13.50
J-18	20.00	24.50	0.54	4.50
J-19	36.50	62.00	0.19	25.50
J-19	81.90	86.00	0.34	4.10
J-19	86.00	113.00	0.13	27.00

DDH ID		From (m)	To (m)	V2O5 (%)	Interval (m)
J-19		113.00	117.50	0.62	4.50
J-20		0.50	8.00	0.30	7.50
J-20		8.00	27.50	0.50	19.50
J-20		27.50	42.50	0.23	15.00
J-20		50.00	53.00	0.13	3.00
J-20		53.00	57.50	0.48	4.50
J-20		57.50	78.50	0.16	21.00
J-21		6.5	11.00	0.32	4.50
J-21		11.00	26.00	0.73	15.00
J-21		26.00	39.50	0.18	13.50
J-21		39.50	44.00	0.5	4.50
J-21		44.00	59.00	0.16	15.00
J-22		117.50	153.50	0.31	36.00
J-22	incl.	141.50	146.00	0.54	4.50
J-22		153.50	164.00	0.66	10.50
J-22		164.00	170.00	0.12	6.00
J-22		170.00	174.50	0.42	4.50
J-23		2	42.50	0.15	40.50
J-23		93.5	113.00	0.16	19.50
J-23		113.00	117.50	0.54	4.50
J-23		117.50	121.80	0.21	4.30
J-24		0.7	3.5	0.22	2.80
J-24		3.5	14	0.34	10.50
J-24		14	27.5	0.21	13.50
J-24		38	41	0.17	3.00
J-24		41	47	0.54	6.00
J-24		47	69.5	0.16	22.50
J-25		2	12.5	0.33	10.50
J-25		23	33.5	0.23	10.50
J-26		27.50	41.00	0.35	13.50
J-26		41.00	53.00	0.74	12.00
J-26		53.00	59.00	0.41	6.00
J-26		59.00	90.50	0.18	31.50
J-26		90.50	117.50	0.40	27.00
J-26		117.50	122.00	0.16	4.50
J-26		134.00	162.50	0.15	28.50
J-26		162.50	168.50	0.51	6.00
J-27		125.00	138.50	0.24	13.50
J-27		138.50	162.50	0.53	24.00
J-27	incl.	138.50	144.50	0.63	6.00

DDH ID		From (m)	To (m)	V2O5 (%)	Interval (m)
J-27	incl.	144.50	150.50	0.32	6.00
J-27	incl.	150.50	159.50	0.65	9.00
J-27	incl.	159.50	162.50	0.42	3.00
J-27		162.50	170.00	0.17	7.50
J-27		170.00	176.25	0.32	6.25
J-27		176.25	186.50	0.19	10.25
J-27	incl.	183.50	186.50	0.42	3.00
J-MET-01		2.50	5.50	0.43	3.00
J-MET-01		5.50	59.50	1.12	54.00
J-MET-01		59.50	64.00	0.51	4.50
J-MET-01		64.00	74.50	0.18	10.50
J-MET-02		2.50	10.00	1.11	7.50
J-MET-02		10.00	16.00	0.51	6.00
J-MET-02		16.00	23.50	0.18	7.50
J-MET-02		23.50	41.50	0.70	18.00
J-MET-02		41.50	64.00	0.22	22.50
J-MET-02		76.00	83.50	0.36	7.50
J-MET-02		83.50	121.00	0.17	37.50
J-MET-02		121.00	124.00	0.93	3.00
J-MET-02		124.00	133.00	0.26	9.00
M-11		7.00	38.00	0.22	31.00
M-11		38.00	57.50	0.58	19.50
M-12		3.50	20.00	0.47	16.50
M-12	incl.	3.50	9.50	0.64	6.00
M-12	incl.	9.50	20.00	0.37	10.50
M-13		123.00	132.50	0.18	9.50
M-13		132.50	144.00	0.40	11.50
M-13		144.00	153.00	0.17	9.00
M-13		153.00	156.00	0.57	3.00
M-13		156.00	166.50	0.81	10.50
M-13		166.50	175.50	0.36	9.00
M-14		1.50	4.50	0.27	3.00
M-14		4.50	21.00	0.70	16.50
M-14		21.00	30.00	0.33	9.00
M-14		30.00	100.50	0.74	70.50
M-14	incl.	30.00	39.00	0.54	9.00
M-14	incl.	39.00	49.50	0.82	10.50
M-14	incl.	49.50	55.50	0.59	6.00
M-14	incl.	55.50	66.00	0.71	10.50
M-14	incl.	66.00	100.50	0.79	34.50

DDH ID		From (m)	To (m)	V2O5 (%)	Interval (m)
M-14		100.50	112.50	0.30	12.00
M-15		3.50	26.00	0.72	22.50
M-15	incl.	3.50	12.00	0.60	8.50
M-15	incl.	12.00	26.00	0.81	14.00
M-15		26.00	47.00	0.38	21.00
M-16		66.5	74.7	0.18	8.20
M-16		74.7	81.5	0.64	6.80
M-16		81.5	89	0.33	7.50
M-16		89.00	180.50	0.80	91.50
M-16		180.50	191.00	0.29	10.50
M-18		4.10	41.00	0.71	36.90
M-18	incl.	4.10	15.50	0.67	11.40
M-18	incl.	15.50	32.00	0.81	16.50
M-18	incl.	32.00	41.00	0.59	9.00
M-18		41.00	57.50	0.41	16.50
M-18	incl.	44.00	57.50	0.45	13.50
M-18		57.00	77.00	0.13	20.00
M-19		60.50	69.50	0.36	9.00
M-20		5.00	90.50	0.98	85.50
M-20	incl.	5.00	30.50	0.65	25.50
M-20	incl.	30.50	42.50	0.42	12.00
M-20	incl.	42.50	75.50	1.55	33.00
M-20	incl.	75.50	83.00	0.33	7.50
M-20	incl.	83.00	90.50	0.97	7.50
M-20		90.50	105.50	0.36	15.00
M-21		3.50	18.50	0.42	15.00
M-21		18.50	36.50	0.26	18.00
M-22		68.00	69.50	0.17	1.50
M-22		69.50	93.50	0.85	24.00
M-24		12.50	35.00	0.31	22.50
M-27		2.00	14.00	0.70	12.00
M-27		14.00	35.00	0.35	21.00
M-38		198.50	215.00	0.19	16.50
M-38		215.00	237.50	0.85	22.50
M-38		237.50	245.00	0.26	7.50
M-39		132.50	135.50	0.15	3.00
M-39		135.50	141.50	0.56	6.00
M-39		141.50	147.50	0.29	6.00
M-39		200.00	208.80	0.17	8.80
M-39		208.50	212.00	0.37	3.50

DDH ID		From (m)	To (m)	V2O5 (%)	Interval (m)
M-39		212.00	215.00	0.68	3.00
M-39		215.00	224.00	0.40	9.00
M-39		224.00	229.50	0.09	5.50
M-39		229.50	249.50	0.79	20.00
M-39	incl.	229.50	233.00	0.62	3.50
M-39	incl.	233.00	249.50	0.84	16.50
M-39	incl.	233.00	237.50	0.99	4.50
M-39	incl.	237.50	240.50	0.42	3.00
M-39	incl.	240.50	249.50	0.90	9.00
M-39		249.50	258.50	0.28	9.00
M-40		215.00	218.00	0.83	3.00
M-40		218.00	224.00	0.35	6.00
M-41		104.00	117.50	0.27	13.50
M-41		117.50	212.00	0.87	94.50
M-41	incl.	153.50	161.00	1.06	7.50
M-41	incl.	188.00	210.00	1.05	22.00
M-41		212.00	216.50	0.41	4.50
M-41		216.50	219.50	0.98	3.00
M-41		219.50	224.00	0.41	4.50
M-42		182.00	190.00	0.38	8.00
M-42		195.50	206.00	0.23	10.50
M-42		206.00	291.50	0.71	85.50
M-42		291.50	294.50	0.30	3.00

All drill core assays have been received, and PEG Mining Consultants Inc. have been retained to undertake a resource calculation for the Manga and Jaky Zones. It is anticipated, but cannot be guaranteed, that these calculations will be available by June, 2010.

Metallurgy

SGS Mineral Services completed preliminary metallurgical testing as described below

Generally the following observations can be made:

High free acid levels of 100 g/L H2SO4 led to higher V extraction in both samples than the test performed under 20 g/L H2SO4 conditions.

The tests performed with 100 g/L FA concentrations seem to continue leaching at 24 hrs (based on increasing extraction and decreasing residue assays.

Overall extraction of vanadium from the silicate sample is higher (78.2%) than from the oxide sample (69.9%).

Despite the higher extraction of vanadium from the silicate samples, acid consumption (using the 100 g/L series of tests) is generally lower with the silicate sample (179 kg/t) than with the oxide sample (250 kg/t). This can be attributed to higher co-extraction of acid consuming elements such as aluminum, magnesium and manganese.

It was observed that a precipitate formed in the filtrate of the Silicate Composite leaches if the pulp was filtered hot. These filtrate samples were filtered again and the precipitate from all of the filtrate samples was combined to be analysed. At 23% Ca this precipitate is presumed to be mainly gypsum.

Vanadium Extraction vs Time

Further metallurgical analysis was initiated in December 2009. A 250kg sample of mineralization from the Jaky Zone has been sent to Mintek Laboratories in South Africa for additional metallurgical test work. The results of this work should be available in the second quarter of 2010. Another 200kg sample of higher-grade mineralization was collected from the Manga Zone.

Current metallurgical work is aimed at upgrading the V2O5 content of the mineralization before subjecting it to acid leaching. A significant decrease in acid consumption is expected.

Future Programs

The property merits an ambitious exploration program consisting of exploratory and infill diamond drilling over vanadium-bearing zones identified by diamond drilling and trenching completed in 2008 and 2009. The goal of the program is to establish a compliant vanadium resource in the Jaky, Manga and Mainty Zones at a minimum, and to continue exploration on other less well-developed target areas mainly the Fondrana and Maitso Zones. A minimum of 6,500 meters of diamond drilling is scheduled to be completed in 2010.

The economic potential of the property rests upon the ability to extract vanadium using reasonable, potentially economic parameters. We are carrying out further larger sample tests and more complete mineralogy and metallurgical testing of vanadium ores to establish the technological and economic parameters of vanadium processing. The goal of this work is to identify a potentially economic processing method to extract vanadium from both the vanadium silicate and vanadium oxide types, which are known to exist on the property.

We have begun the collection of weather, environmental and social data that would be required in any engineering and socio-economic pre-feasibility study.

The expected cost of the recommended program through to the end of 2010 is US$3,100,000.

Sagar Property, Quebec

Taiga Consultants Limited executed exploration programs on Energizer Resources (Formerly Uranium Star’s) behalf in 2007.  Both programs utilized a refurbished exploration camp on the east shore of Lake Mistamisk, and were helicopter supported by Expedition Helicopters Inc.  The objective of both programs was to identify the source of the Mistamisk Boulder Field mineralization.  During the course of exploration activities, 46 diamond drill holes (DDH) over 5,610 metres, and 164 reverse circulation (RC) holes over 2,625 metres were drilled.  The RC holes were pattern drilled to try and establish a glacial transportation vector for the boulder field mineralization, while the DDH’s were drilled to test geophysical anomalies on the Sagar Property.  In addition to drilling, other exploration activities included prospecting of airborne geophysical targets, grid emplacement, ground magnetometer surveying, characterization of the lithogeochemical signature of Mistamisk boulders, and soil sampling.

Future Programs

In light of empirical observations collected during the course of 2007 exploration activities, other targets have been identified which could prove to be volumetrically more significant than the source of the Mistamisk Boulder Field.  In order of priority, management believes future exploration on the Sagar Property should focus on the discovery of:

1. Gold and uranium mineralization at redox boundaries along major faults. This work should focus on the intersection between the Romanet fault and the reducing lithologies of the Dunphy and Lace Lake formations.

2. Unconformity associated polymetallic uranium-style mineralization at the Archean basement contact.  The ‘Kilo’ soil anomaly should be targeted for this exploration due to the anomalous soil, RC, and DDH geochemistry, as well as the numerous coincident geophysical anomalies.

3. Iron-Oxide Copper Gold (IOCG) mineralization.  This work should focus on the east-west structure bisecting the Romanet Horst.  In particular, the area to the south-west of the Lac Plisse showing should be drill tested as it has coincident gravity and magnetic highs, and has an anomalous IOCG-related geochemical signature for RC, soil, and water geochemical data. Additionally, the DDH geochemistry and alteration mineralogy observed from holes in the ‘Alpha’ soil target area should be re-examined in the context of IOCG mineralization.

4. Source mineralization for the Mistamisk Boulder Field. The anomalous Alpha, Delta, and Kilo soil targets, as well as A, B, and E RC targets identified during the course of the 2007 exploration program should be examined to ascertain the source mineralization for the Mistamisk Boulder Field.

Other Expenses

Management anticipates spending approximately $250,000 in ongoing general and administrative expenses per quarter for the next twelve months.  These general and administrative expenses will consist primarily of professional fees for the accounting, audit and legal work relating to our regulatory filings throughout the year, as well as transfer agent fees and general office expenses. However, the overall general and administration expenses will vary in direct proportion with the level of activity relating to future acquisitions and exploration programs.

Cautionary Note

Based on the nature of our business, we anticipate incurring operating losses in the foreseeable future. We base this expectation, in part, on the fact that very few mineral properties in the exploration stage ultimately develop into producing, profitable mines. Our future financial results are also uncertain due to a number of factors, some of which are outside our control. These factors include, but are not limited to:

- our ability to raise additional funding;

- the market price for gold;

- the market price for uranium;

- the market price for vanadium;- the results of our proposed exploration programs on our mineral properties; and

- our ability to find joint venture partners for the development of our property interests.

If we are successful in completing an equity financing, existing shareholders will experience dilution of their interest in our company. In the event we are not successful in raising additional financing, we anticipate that we will not be able to proceed with our business plan. In such a case, we may decide to discontinue our current business plan and seek other business opportunities in the resource sector. Any business opportunity would require our management to perform diligence on possible acquisition of additional resource properties. Such due diligence would likely include purchase investigation costs such as professional fees by consulting geologists, preparation of geological reports on the properties, conducting title searches and travel costs for site visits. It is anticipated that such costs will not be sufficient to acquire any resource property and additional funds will be required to close any possible acquisition.

During this period, we will need to maintain our periodic filings with the appropriate regulatory authorities and will incur legal and accounting costs. In the event no other such opportunities are available and we cannot raise additional capital to sustain operations, we may be forced to discontinue business. We do not have any specific alternative business opportunities in mind and have not planned for any such contingency.

Due to our lack of operating history and present inability to generate revenues, our auditors have stated their opinion that there currently exists substantial doubt about our ability to continue as a going concern.

Principal executive offices

Our principal executive offices are located at 520 – 141 Adelaide Street West, Toronto, Ontario M5H 3L5. Our telephone number is (416) 364-4986. We maintain a website at http://www.energizerresources.com. Information contained on our website is not part of this prospectus.

OFFERING SUMMARY

Securities being offered by the selling shareholders	9,245,000

Use of Proceeds	We will not receive any proceeds from the sale of any common shares offered hereunder.

Trading	Our Common Stock is listed on the OTCBB under the symbol “ENZR.OB”.

Risk Factors

There are risks associated with an investment in the common shares offered by this prospectus. You should carefully consider the risk factors described under “Risk Factors” in this prospectus before making a decision to invest.

FORWARD LOOKING STATEMENTS

Some of the statements set forth in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those referred to under “Risk Factors” and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “proposed,” “intended,” or “continue” or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other “forward-looking” information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our securities, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our securities could decline and you could lose all or part of your investment. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

RISK FACTORS

The report of our independent registered public accounting firm contains explanatory language that substantial doubt exists about our ability to continue as a going concern.

The independent auditor’s report on our financial statements contains explanatory language that substantial doubt exists about our ability to continue as a going concern. Due to our lack of operating history and present inability to generate revenues, we have sustained operating losses since our inception.  Since our inception to March 31, 2010, we had accumulated net losses of $ 42,772,479.    If we are unable to obtain sufficient financing in the near term or achieve profitability, then we would, in all likelihood, experience severe liquidity problems and may have to curtail our operations. If we curtail our operations, we may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of our common shares.

We will be required to issue additional common shares if the Registration Statement is not declared effective by December 15, 2010.

On March 15, 2010, we completed the brokered and non-brokered offerings consisting of 21,666,667 units at US$0.30 per unit for gross proceeds of US$6,500,000. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$0.50 for a period beginning July 15, 2010 and ending March 15, 2013, subject to earlier expiration in certain events.

In connection with the brokered and non-brokered offerings, we agreed to use commercially reasonable best efforts to file a registration statement with the Securities and Exchange Commission and cause it to become effective as soon as practicable after the closing of the brokered and non-brokered offerings. If the registration statement has not been declared effective on or before December 15, 2010, each holder of a common share comprising a unit issued in the brokered and non-brokered offerings will be entitled to be issued one-tenth of one common share beginning on December 15, 2010 and an additional one-tenth of one common share on every six month anniversary thereafter in which the registration statement has not been declared effective until December 15, 2011, such that the maximum number of common shares which may be issued pursuant to filing rights is equal to 30% of the common shares comprising the units issued in the brokered and non-brokered offerings.

Our common shares have been subject to penny stock regulation.

Our common shares have been subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), commonly referred to as the “penny stock” rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than US$5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; issued by a registered investment company; excluded from the definition on the basis of price (at least US$5.00 per share) or the registrant’s net tangible assets; or exempted from the definition by the Commission. If our common shares are deemed to be “penny stock”, trading in common shares will be subject to additional sales practice requirements on broker/dealers who sell penny stock to persons other than established customers and accredited investors.

Financial Industry Regulatory Authority, Inc. (“FINRA”) sales practice requirements may also limit a shareholder’s ability to buy and sell our common shares.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We may not have access to sufficient capital to pursue our business and therefore would be unable to achieve our planned future growth.

We intend to pursue a growth strategy that includes development of our company’s business plan. Currently we have limited capital which is insufficient to pursue our plans for development and growth. Our ability to implement our exploration plans will depend primarily on our ability to obtain additional private or public equity or debt financing.  Such financing may not be available at all, or we may be unable to locate and secure additional capital on terms and conditions that are acceptable to us.  Financing exploration plans through equity financing may have a dilutive effect on our common shares.  Our failure to obtain additional capital will have a material adverse effect on our business.

We do not intend to pay dividends.

We do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our board of directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Because we are quoted on the OTCBB instead of a national securities exchange in the United States, our U.S. investors may have more difficulty selling their stock or experience negative volatility on the market price of our stock in the United States.

Our common shares are currently listed for trading in Canada on the TSX-V. In the United States, our common shares are currently quoted on the OTCBB. The OTCBB is often highly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the OTCBB as compared to a national securities exchange in the United States, such as the New York Stock Exchange, the NASDAQ Stock Market or the NYSE Amex. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. U.S. investors in our common shares may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for our common shares. Accordingly, our U.S. shareholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our common shares improves.

As a public company we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) could have a material adverse effect on our business and operating results.

If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we are required to prepare assessments regarding internal controls over financial reporting. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting once we become required to provide such attestation reports under Section 404 of the Sarbanes-Oxley Act. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

The price at which you purchase our common shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you. The market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in our share price.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common shares are sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or “risky” investment due to our limited operating history and lack of profits to date, and uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Volatility in our common share price may subject us to securities litigation, thereby diverting our resources that may have a material effect on our profitability and results of operations.

As discussed in the preceding risk factors, the market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Should we lose the services of our key executives, our financial condition and proposed expansion may be negatively impacted.

We depend on the continued contributions of our executive officers to work effectively as a team, to execute our business strategy and to manage our business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on our business, financial condition, and results of operations. Specifically, we rely J.A. Kirk McKinnon, our Chief Financial officer, Julie A. Lee Harrs, our President and Chief Operating Executive Officer, President  and Richard E. Schler, our Vice-President and Chief Financial Officer.   We do not maintain key man life insurance on Julie A. Lee Harrs  or Richard E. Schler.   Should we lose either or both of their services and we are unable to replace their services with equally competent and experienced personnel, our operational goals and strategies may be adversely affected, which will negatively affect our potential revenues.

Minnesota law and our articles of incorporation protect our directors from certain types of lawsuits, which could make it difficult for us to recover damages from them in the event of a lawsuit.

Minnesota law provides that our directors will not be liable to our company or to our stockholders for monetary damages for all but certain types of conduct as directors. Our articles of incorporation require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require our company to use its assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

We have not identified any mineral reserves or resources and due to the speculative nature of mineral property exploration, there is substantial risk that no commercially exploitable minerals will be found and our business will fail.

Exploration for minerals is a speculative venture involving substantial risk. We cannot provide investors with any assurance that our claims and properties contain commercially exploitable reserves. The exploration work that we intend to conduct on our claims or properties may not result in the discovery of commercial quantities of uranium, gold or other minerals. Problems such as unusual and unexpected rock formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

We are a mineral exploration company with a limited operating history and expect to incur operating losses for the foreseeable future.

We are a mineral exploration company. We have never earned any revenues and we have never been profitable. Prior to completing exploration on our claims, we may incur increased operating expenses without realizing any revenues from those claims. There are numerous difficulties normally encountered by mineral exploration companies, and these companies experience a high rate of failure. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations.

Because of the speculative nature of mineral property exploration, there is substantial risk that no commercially exploitable minerals will be found and our business will fail.

Exploration for minerals is a speculative venture involving substantial risk. We cannot provide investors with any assurance that our claims and properties contain commercially exploitable reserves. The exploration work that we intend to conduct on our claims or properties may not result in the discovery of commercial quantities of uranium, gold or other minerals. Problems such as unusual and unexpected rock formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot, or may elect not, to insure. We currently have no such insurance, but our management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all our assets.

If we confirm commercial concentrations of uranium, gold or other minerals on our claims and interests, we can provide no assurance that we will be able to successfully bring those claims or interests into commercial production.

If our exploration programs are successful in confirming deposits of commercial tonnage and grade, we will require additional funds in order to place the claims and interests into commercial production. This may occur for a number of reasons, including because of regulatory or permitting difficulties, because we are unable to obtain any adequate funds or because we cannot obtain such funds on terms that we consider economically feasible.

Because access to most of our properties is often restricted by inclement weather, our exploration programs are likely to experience delays.

Access to most of the properties underlying our claims and interests is restricted due to their remote locations and because of weather conditions. Most of these properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause our business to fail.

As we undertake exploration of our claims and interests, we will be subject to the compliance of government regulation that may increase the anticipated time and cost of our exploration program.

There are several governmental regulations that materially restrict the exploration of minerals. We will be subject to the mining laws and regulations in force in the jurisdictions where our claims are located, and these laws and regulations may change over time. In order to comply with these regulations, we may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to land. While our planned budget for exploration programs includes a contingency for regulatory compliance, there is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program, or that the budgeted amounts are inadequate.

Our Operations Are Subject To Strict Environmental Regulations, Which Result In Added Costs Of Operations And Operational Delays.

Our operations are subject to environmental regulations, which could result in additional costs and operational delays. All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries and jurisdictions in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringer environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect our projects.

We Have No Insurance For Environmental Problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. We have no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If we are unable to fund fully the cost of remedying an environmental problem, we might be required to enter into an interim compliance measure pending completion of the required remedy.

Due to external market factors in the mining business, we may not be able to market any minerals that may be found.

The mining industry, in general, is intensely competitive. Even if commercial quantities of minerals are discovered, we can provide no assurance to investors that a ready market will exist for the sale of these minerals. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, mineral importing and exporting and environmental protection. The exact effect of these factors cannot be accurately predicted, but any combination of these factors may result in our not receiving an adequate return on invested capital.

Our performance may be subject to fluctuations in market prices of uranium, gold and other minerals.

The profitability of a mineral exploration project could be significantly affected by changes in the market price of the relevant minerals. Recently, the market price of uranium has increased due in large measure to projections as to the number of new nuclear energy plants that will be constructed in China, the United States and other jurisdictions. With respect to the market prices of gold, mine production and the willingness of third parties such as central banks to sell or lease gold affects the supply of gold. Demand for gold can also be influenced by economic conditions, attractiveness as an investment vehicle and the relative strength of the U.S. dollar and local investment currencies.  A number of other factors affect the market prices for other minerals. The aggregate effect of the factors affecting the prices of various minerals is impossible to predict with accuracy. Fluctuations in mineral prices may adversely affect the value of any mineral discoveries made on the properties with which we are involved, which may in turn affect the market price and liquidity of our common shares and our ability to pursue and implement our business plan.

Because we hold a significant portion of our cash reserves in Canadian dollars, we may experience losses due to foreign exchange translations.

We hold a significant portion of our cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in both translation gains or losses in U.S. dollar terms. If there was to be a significant decline in the Canadian dollar versus the U.S. dollar, our U.S. dollar cash position would also significantly decline. We have not entered into derivative instruments to offset the impact of foreign exchange fluctuations. Such foreign exchange declines could cause us to experience losses.

SHOULD ONE OR MORE OF THE FOREGOING RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD THE UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED OR PLANNED.

USE OF PROCEEDS

The shares which may be sold under this prospectus will be sold for the respective accounts of each of the selling shareholders. Accordingly, we will not realize any proceeds from the sale of the shares, except that we will derive proceeds if all of the options to purchase common shares currently outstanding and options that may be issued in the future are exercised. If exercised, such proceeds will be available to us for working capital and general corporate purposes. No assurance can be given, however, as to when or if any or all of the options will be exercised. We will not receive any proceeds from the issuance and vesting of restricted shares under the Plan. All expenses of the registration of the shares will be paid for by us. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

This prospectus relates to shares of common stock to be offered by the selling shareholders. The table below, including the footnotes, presents information regarding the selling shareholders and the shares of our common stock that the selling shareholder may offer and sell from time to time under this prospectus. Under Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), the selling shareholders may also offer and sell common stock issued to the selling shareholders as a result of, among other things, stock splits, stock dividends and other similar events that affect the number of common shares held by the selling shareholders. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that such individual is an “affiliate” of the Company.

The following table sets forth, as of June 22, 2010, the name of the selling shareholders, the nature of their position, office, or other material relationship to the Company or its subsidiaries within the most recent past three years, and the number of shares of common stock they own. The table also sets forth the number of shares of common stock owned by the selling shareholders that are offered for sale by this prospectus and the number and percentage of shares of common stock to be held by such selling shareholder assuming the sale of all the shares offered hereby. The table and footnotes assume that the selling shareholders will sell all of such shares. However, because the selling shareholders may sell all or some their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares the selling shareholders will sell that or that will be held by the selling shareholders after completion of any sales. We do not know how long the selling shareholders will hold the shares before selling them. Information concerning the selling shareholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

	Number of Shares of Common Stock Owned Prior to the Offering	Number of Shares of Common Stock Which May Be Offered (1)(2)	Number of Shares of Common Stock Owned After the Offering (2)	Percentage of Outstanding Common Stock After the Offering
J. A. Kirk McKinnon Chief Executive Officer	3,900,000	3,900,000	0
Richard Schler Chief Financial Officer	2,990,000	2,990,000	0
Richard Schler Chief Financial Officer	2,990,000	2,990,000	0
Julie Lee Harrs President, Chief Operating Officer	1,225,000	1,225,000	0
V. Peter Harder Director	275,000	275,000	0
Craig Scherba Director	250,000	250,000	0
John Sanderson Director	275,000	275,000	0
Quentin Yarie Director	330,000	330,000	0

* Indicates less than one percent

(1) Represents shares beneficially owned by the named individual which have been granted under the Amended and Restated 2006 Stock Option Plan of Energizer Resources Inc, including shares that such individual has the right to acquire upon exercise of options granted under the listed plans, regardless of when such options vest.

(2) Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by the selling shareholders at their sole discretion.

PLAN OF DISTRIBUTION

The Shares may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation:

(1) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(2) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Resale Prospectus, as supplemented;

(3) an exchange distribution in accordance with the rules of such exchange; and

(4) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Minnesota corporation law provides that:

•

a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful;

•

a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper; and

•

to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Our articles of incorporation require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suite or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXPERTS

The financial statements included in our Annual Report on Form 10-K for the fiscal years ended June 30, 2009 and June 30, 2008, which report is incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by MSCM, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports and are included in reliance upon such report given upon the authority of said firms as experts in auditing and accounting.

LEGAL MATTERS

Jill Arlene Robbins has passed upon the validity of the Common Stock being offered hereby.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the following documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until we terminate the offering of these shares:

1. Our Annual Report on Form 10-K filed on September 21, 2009;

2. Our Quarterly Reports on Form 10-Q filed November 10, 2009, May 15, 2009, November 14, 2008, and February 12, 2010; and

3. The description of our Company's common stock contained in Amendment No.2 to the Company’s Registration Statement on Form SB-2, as filed with the Commission on May 25, 2007;

All documents subsequently filed by the small business issuer pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

1. Our Annual Report on Form 10-K filed on September 21, 2009;

2. Our Quarterly Reports on Form 10-Q filed November 10, 2009, May 15, 2009, November 14, 2008, and February 12, 2010; and

3. The description of our Company's common stock contained in Amendment No.2 to the Company’s Registration Statement on Form SB-2, as filed with the Commission on May 25, 2007;

All documents subsequently filed by the small business issuer pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable; see Item 3 above.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

The legality of the shares of common stock registered under the prior Registration Statement on Form S-8 were passed on for the small business issuer by Jill Arlene Robbins, Esq., the small business issuer's legal counsel.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Minnesota corporation law provides that:

- a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful;

- a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper; and

- to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suite or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of our company in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in said Act and will be governed by the final adjudication of such issue.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8. EXHIBITS.

4.1  2006 Amended and Restated Stock Option Plan of Energizer Resources Inc.*

5.1  Opinion of Jill Arlene Robbins, Esq. *

23.1 Consent of Jill Arlene Robbins, Esq. *

23.2 Consent of MSCM LLP, Chartered Accountants**.

* Incorporated by reference to the Company’s filing on Form S-8, dated February 19, 2010

**Filed herewith

ITEM 9. UNDERTAKINGS.

1.  Item 512(a) of Regulation S-K. The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and,

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.  Item 512(b) of Regulation S-K. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.  Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the small business issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGIZER RESOURCES INC.

Dated:  June 29, 2010

By:__________/s/ J.A. Kirk McKinnon____

J.A. Kirk McKinnon

Principal Executive Officer and Director

June 29, 2010

By: :_________/s/ Richard Schler____

Richard E. Schler

Chief Financial Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. A. Kirk McKinnon and Richard Schler his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

----------

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ J.A. Kirk McKinnon J.S. Kirk McKinnon	Director	June 29, 2010

/s/ Richard Schler Richard Schler /s/ Julie A. Lee Harrs Julie A. Lee Harrs	Director Director	June 29, 2010 June 29, 2010

/s/ William Nielsen William Nielsen	Director	June 29, 2010

/s/ John Sanderson John Sanderson	Director	June 29, 2010
/s/ Quentin Yarie Quentin Yarie /s/ V. Peter Harder V. Peter Harder	Director Director	June 29, 2010 June 29, 2010

Exhibit 23.2

701 Evans Avenue telephone: (416) 626-6000 8th Floor facsimile: (416) 626-8650 Toronto, Ontario Canada email: info@mscm.ca M9C 1A3 website: www.mscm.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference of our audit report dated September 10, 2009 which is included in the Annual Report on Form 10-K for the year ended June 30, 2009 of Energizer Resources Inc. in the Company’s Registration Statement on Form S-8 pertaining to the Amended and Restated 2006 Stock Option Plan.

                                                       Signed: “MSCM LLP”

                                                                 MSCM LLP

Toronto, Ontario

June 23, 2010